SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2011

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated April 20, 2011	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 21, 2011	By:	/s/ Li Yue
		Name:	Li Yue
		Title:	Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

The unaudited financial data of the Group for the first quarter of 2011 reflected:

•	Operating revenue reached RMB118.172 billion, up by 8.3% over the same period of last year

•	EBITDA of RMB58.079 billion, up by 5.3% over the same period of last year

•	Profit attributable to shareholders of RMB26.863 billion, up by 5.4% over the same period of last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2011.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2011 to 31 March 2011	For the period from 1 January 2010 to 31 March 2010	Increase

Operating Revenue (RMB)	118.172 billion	109.087 billion	8.3%
EBITDA (RMB)	58.079 billion	55.154 billion	5.3%
EBITDA Margin	49.1%	50.6%
Profit Attributable to Shareholders (RMB)	26.863 billion	25.477 billion	5.4%
Profit Attributable to Shareholders Margin	22.7%	23.4%

Operating Data

	As at 31 March 2011/ For the period from 1 January 2011 to 31 March 2011	As at 31 December 2010/ For the period from 1 October 2010 to 31 December 2010

Customer Base	600.84 million	584.02 million
Net Additional Customers for the relevant reporting period	16.82 million	14.26 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/user/month)	67	76
Total Voice Usage Volume for the relevant reporting period (minutes)	906.1 billion	914.9 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (minutes/user/month)	517	524
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.130	0.145
Number of Value-Added Business Users	549.25 million	523.39 million
Number of MMS Users	170.01 million	161.44 million
Number of Wireless Music Users	476.44 million	460.20 million
SMS Usage Volume for the relevant reporting period (messages)	184.1 billion	176.4 billion
Number of Employees	167,010	164,336
Labor Productivity (customers/employee)	3,598	3,554

In the first quarter of 2011, the Group faced challenges such as the increasing mobile penetration rate and the intensifying market competition. However, through effective management and the efforts of all its employees, the Group fully leveraged on its competitive advantages in terms of scale, network, brand recognition and execution capability, built on our mantra of “Customers are our priority, quality service is our principle”, practiced rational competition, constantly strengthened its refined cost management and maintained steady growth in its financial results. The Group’s operating revenue reached RMB118.17 billion, representing an increase of 8.3% compared to the same period of last year. EBITDA reached RMB58.08 billion, representing an increase of 5.3% compared to the same period of last year. EBITDA margin was maintained at an industry-leading level of 49.1%. Profit attributable to shareholders (including the Group’s share of Shanghai Pudong Development Bank’s comprehensive income for the current period in proportion to its shareholding) reached RMB26.86 billion, representing an increase of 5.4% compared to the same period of last year. Margin of profit attributable to shareholders was maintained at a relatively high level of

22.7%.

In the first quarter of 2011, the Group vigorously carried out a series of new year promotional activities. Meanwhile, in order to enhance customer satisfaction, new service initiatives were fully implemented to better protect customer rights, including “alert before debiting, and centralized inquiry and un-subscription function for value-added services”. The Group recorded an increase in customer growth in the first quarter of 2011 compared to the fourth quarter of last year. With an average net additional customers exceeding 5.6 million per month, the Group continued to lead the industry. The Group’s customer base continued to be solid. As at 31 March 2011, its total customer base exceeded 600 million. As the new customers were mainly low usage customers and given that the scenario of “one customer with multi-cards” was becoming more and more popular and that the Group had continued to steadily promote tariff adjustment, ARPU and average revenue per minute of usage continued to decline, but such decline, in both cases, had slowed down. At the same time, through refined and effective sales for voice business, the voice usage volume was stimulated to some extent. Total voice usage volume for the first quarter of 2011 increased by 13.8% compared to the same period of last year. Value-added business maintained its favorable growth and has notably boosted the Group’s revenue. SMS usage volume increased by 3.3% compared to the same period of last year, and Mobile Internet Access business and other data businesses maintained a relatively rapid growth. Benefited from the continuous consolidation of customer base, steady growth in voice usage volume and the driving force of value-added business on revenue, operating revenue of the Group continued to grow at a stable rate of 8.3% in the first quarter of 2011. The Group consistently uphold its principles of rational investment, effective resource allocation, forward-looking planning and effective refined management in cost allocation. In order to strengthen the leading position of the Group in the mobile communications industry and boost its future competitiveness, the Group continued to increase its investments in sales channels, customer service, network optimization, system support and R&D. In the meantime, the Group implemented standardization, informatization and centralization in areas such as procurement, operation and maintenance, business support and finance, so as to achieve a low-cost, highly effective and efficient operation and maintain an industry-leading profitability.

To meet new challenges and opportunities, the Group will build on its strong foundation and integrated capabilities and leverage its existing competitive advantages and economies of scale, so as to adapt rapidly to changes in the business environment and the competitive landscape, to persist in innovative development, to realize the strategic vision of “Mobile Changes Life”, and to sustain its favorable business development and its steady growth in operating results in order to continuously create value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive directors.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman

Hong Kong, 20 April 2011

A-4